Lionheart III Corp
4218 NE 2nd Avenue
Miami, Florida 33137

VIA EDGAR	November 1, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce

Re:	Lionheart III Corp Registration Statement on Form S-1 File No. 333-254479

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lionheart III Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern time on November 2, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Ophir Sternberg
Ophir Sternberg
Chief Executive Officer

cc:	Sidley Austin LLP
DLA Piper LLP (US)